December 8, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form AW – Application for Withdrawal of Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-289205) of Davion Healthcare Plc

Ladies and Gentlemen:

Davion Healthcare Plc (the “Registrant”) hereby respectfully requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the withdrawal of Amendment No. 3 to its Registration Statement on Form F-1 (File No. 333-289205), filed on December 5th, 2025 (the “Amendment”).

The Amendment was filed in error as a pre-effective amendment. The Registrant intended to file a Post-Effective Amendment to update the Registration Statement.

This request relates solely to the Amendment identified above and does not withdraw, rescind, or otherwise affect the Registration Statement on Form F-1 which became automatically effective on November 28, 2025, under Section 8(a) of the Securities Act. No securities have been sold pursuant to the Amendment.

Should you have any questions regarding the foregoing application for withdrawal, please contact David E. Price, Esq. at (202) 536-5191 or David@TopTier.eu

Sincerely,

Davion Healthcare Plc

By:	/s/ Jack S. Kay
Name:	Jack S. Kay
Title:	Chief Executive Officer